UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 2
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2013

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VIII:  Underwriting Agreement dated August 28, 2014, in connection with the offering of $3,000,000,000 2.125% Notes due 2021.

Exhibit IX:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated September 5, 2014, in connection with the offering of $3,000,000,000 2.125% Notes due 2021.

Exhibit X: Opinion of Cravath, Swaine & Moore LLP dated September 5, 2014, in connection with the offering of $3,000,000,000 2.125% Notes due 2021.

Exhibit XI: Underwriting Agreement dated October 8, 2014, in connection with the offering of $1,000,000,000 2.500% Notes due 2024.

Exhibit XII:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated October 15, 2014, in connection with the offering of $1,000,000,000 2.500% Notes due 2024.

Exhibit XIII: Opinion of Cravath, Swaine & Moore LLP dated October 15, 2014, in connection with the offering of $1,000,000,000 2.500% Notes due 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 28th day of  November, 2014.

EUROPEAN INVESTMENT BANK
(Name of registrant)

by
/s/ Bertrand de Mazières
Bertrand de Mazières
Director General
Finance Directorate

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

by
/s/ David O’Sullivan
David O’Sullivan
Head of Delegation of the Delegation of the
European Union to the United States

EXHIBIT INDEX

Exhibit	Document

VIII	Underwriting Agreement dated August 28, 2014, in connection with the offering of $3,000,000,000 2.125% Notes due 2021.

IX	Opinion of the European Investment Bank (acting through its Legal Directorate) dated September 5, 2014, in connection with the offering of $3,000,000,000 2.125% Notes due 2021.

X	Opinion of Cravath, Swaine & Moore LLP dated September 5, 2014, in connection with the offering of $3,000,000,000 2.125% Notes due 2021.

XI	Underwriting Agreement dated October 8, 2014, in connection with the offering of $1,000,000,000 2.500% Notes due 2024.

XII	Opinion of the European Investment Bank (acting through its Legal Directorate) dated October 15, 2014, in connection with the offering of $1,000,000,000 2.500% Notes due 2024.

XIII	Opinion of Cravath, Swaine & Moore LLP dated October 15, 2014, in connection with the offering of $1,000,000,000 2.500% Notes due 2024.